FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Banco Santander Chile, Registration No. 333-100975.

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Press release dated January 13, 2003 regarding the announcement of the pricing terms of Banco Santander Chile’s exchange offer.

ITEM 1

FOR IMMEDIATE RELEASE

CONTACTS:
Raimundo Monge Banco Santander-Chile 562-320-8505	Robert Moreno Banco Santander-Chile 562-320-8284	Desirée Soulodre Banco Santander-Chile 562-647-6474

ANNOUNCEMENT OF PRICING TERMS OF EXCHANGE OFFER

Santiago, January 13, 2003 – Banco Santander-Chile (the “Bank”) today announced the pricing terms of its offer to exchange its new subordinated notes due 2012 (the “New Notes”) for any and all outstanding 7% subordinated notes due 2007 (the “Old Notes”).

If the Bank accepts any tendered 7% subordinated notes due 2007, then the tendering holders will receive, in exchange for each US$1,000 principal amount of Old Notes duly tendered and not withdrawn, the following Total Consideration:

•	US$1,000 principal amount of New Notes with an annual interest rate of 7.375%, and

•	A cash payment of US$45.13.

The annual interest rate on the New Notes and the amount of the cash payment were calculated in accordance with the methodology set forth in the Prospectus for the exchange offer dated December 13, 2002 (the “Prospectus”). Set out below are the principal components of this calculation:

Old Note Benchmark Treasury Yield:	3.105%
Old Note Reference Yield:	5.855%
Old Note Price:	US$1,044.62
New Note Benchmark Treasury Yield:	4.132%
New Note Reference Yield:	7.382%
New Note Price:	US$999.51
Exchange Ratio:	US$1,045.13

The expiration time of the exchange offer is noon, New York City time, on Thursday, January 16, 2003. Any holders wishing to tender Old Notes must complete the tender procedures described in the Prospectus prior to the expiration time. Settlement of the exchange offer will be on the third business day following the expiration time (which is expected to be January 22, 2003). Consummation of the exchange offer by the Bank is subject to the conditions set forth in the Prospectus.

J.P. Morgan Securities Inc. is acting as the lead dealer-manager for the exchange offer and Santander Central Hispano Investment Securities Inc. is the co-dealer manager for the exchange offer.

A copy of the Prospectus may be obtained by contacting the information agent, D.F. King & Co., Inc., 77 Water Street, New York, NY 10005, bankers and brokers call collect: (212) 269-5550, all others call toll free: (800) 949-2583.

INVESTORS ARE URGED TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BANCO SANTANDER-CHILE IN RESPECT OF THE EXCHANGE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors can obtain these documents free of charge at the SEC’s website (http://www.sec.gov) or by directing a request to D.F. King & Co., Inc. at the address and phone numbers provided above.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The exchange offer is made solely by the Prospectus and the related letter of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of notes in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the exchange offer be made by a licensed broker or dealer, the exchange offer shall be deemed to be made on behalf of the dealer manager or one or more registered brokers or dealers licensed under laws of such jurisdiction.

According to the latest figures published by the Superintendencia de Bancos e Instituciones Financieras, as of November 30, 2002, Banco Santander-Chile was the largest bank in Chile in terms of loans and possessed the largest distribution network with 349 branches and 1,104 ATMs. The Bank’s long term bank deposits are rated Baa1 Moody’s, the Bank’s long term foreign issuer credit rating is A- by Standard and Poor’s and its foreign currency long term debt rating is A- by Fitch. These are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander Central Hispano, which directly and indirectly owns 84.14% of Banco Santander-Chile.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2003	Banco Santander Chile By: /s/ Gonzalo Romero Name: Gonzalo Romero Title: General Counsel